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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



                                     SCHEDULE 13D





                      Under the Securities Exchange Act of 1934
                            (Amendment No. ____________)*



                          PAXSON COMMUNICATIONS CORPORATION
                                   (Name of Issuer)

                        Class A Common Stock, $ .001 par value
                            (Title of Class of Securities)

                                   704231   10    9
                                    (CUSIP Number)


                                 R. Christopher Weber
             Senior Vice President, Chief Financial Officer and Secretary
                              Jacor Communications Company
                                   1300 PNC Center
                                201 East Fifth Street
                               Cincinnati, Ohio  45202
                                    (513) 621-1300
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   December 3, 1996
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 704231   10   9

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1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. Identification No. of Above Person

         Jacor Communications Company
         59-2054850


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) ____
         N/A                                                           (b) ____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         wc

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     ____

         N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

NUMBER OF               7.   SOLE VOTING POWER
 SHARES                      2,050,000   (See Item 3)
BENEFICIALLY
 OWNED BY               8.   SHARED VOTING POWER
   EACH                       N/A
REPORTING
 PERSON                 9.   SOLE DISPOSITIVE POWER
  WITH                       2,050,000

                       10.   SHARED DISPOSITIVE POWER
                             N/A

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,050,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%

14. TYPE OF REPORTING PERSON*

         CO

*(See Instructions)


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ITEM 1.  SECURITY AND ISSUER

    The name of the issuer is Paxson Communications Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 601 Clearwater Park Road, West Palm Beach, Florida, 33401. The class of the Company's securities to which this Schedule 13D relates is its Class A Common Stock, $ .001 par value.


ITEM 2.  IDENTITY AND BACKGROUND

    (a) - (c)      Jacor Communications Company ("JCC") is a Florida
corporation and was formerly known as Citicasters Inc. JCC is a wholly owned subsidiary of Jacor Communications, Inc., a Delaware corporation ("Jacor"). Both JCC and Jacor have their principal executive offices located at 1300 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202. By December 31, 1996, JCC and Jacor will relocate their principal executive offices to 50 East River Center Boulevard, 12th Floor, Covington, Kentucky, 41011. As of December 12, 1996, including pending acquisitions, JCC, through its subsidiaries, represents or provides programming for 109 radio stations in 24 U.S. broadcast areas and one television station.

    The name, business address and principal occupation of each director of JCC are as follows:

NAME AND BUSINESS ADDRESS    PRINCIPAL OCCUPATION
--------------------------   -------------------------
R. Christopher Weber         Senior Vice President, Chief Financial Officer and
1300 PNC Center              Secretary of Jacor
201 East Fifth Street
Cincinnati, OH 45202

Jon M. Berry                 Senior Vice President, Treasurer and Assistant
1300 PNC Center              Secretary of Jacor
201 East Fifth Street
Cincinnati, OH 45202

    The name, business address and principal occupation of each executive officer of JCC are as follows:

NAME AND BUSINESS ADDRESS    PRINCIPAL OCCUPATION
-------------------------    --------------------

Randy Michaels               Chief Executive Officer of Jacor
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202


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Robert L. Lawrence           President and Chief Operating Officer of Jacor
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

R. Christopher Weber         Senior Vice President, Chief Financial Officer and
1300 PNC Center              Secretary of Jacor
201 East Fifth Street
Cincinnati, OH 45202

Jon M. Berry                 Senior Vice President and Treasurer of Jacor
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

David H. Crowl               President/Radio Division of Jacor
One East Fourth Street
Cincinnati, Ohio 45202

Jerome L. Kersting           Senior Vice President of Jacor
One East Fourth Street
Cincinnati, Ohio 45202


    Jacor is the parent holding company of JCC. Zell/Chilmark Fund L.P., a Delaware limited partnership (the "Zell/Chilmark"), is a controlling person of Jacor. The sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). The sole general partner of ZC Limited is ZC Partnership, a Delaware general partnership ("ZC"). ZC's sole general partners are ZC, Inc., an Illinois corporation ("ZCI") and CZ, Inc., a Delaware corporation ("CZI").

    ZCI is wholly owned and controlled by Samuel Zell. Samuel Zell as trustee of the Samuel Zell Revocable Trust dated January 17, 1990 (the "SZ Trust") is the sole shareholder of ZCI. Mr. Zell is also the beneficiary of the SZ Trust. CZI is wholly owned and controlled by David M. Schulte, its sole shareholder.

    The principal executive offices of Zell/Chilmark, ZC Limited, ZC, ZCI and CZI are located at Two North Riverside Plaza, Chicago, IL 60606.



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    The name, business address and principal occupation of each director of
Jacor are as follows:

NAME AND BUSINESS ADDRESS    PRINCIPAL OCCUPATION
-------------------------    ---------------------

Randy Michaels               Chief Executive Officer of Jacor
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Robert L. Lawrence           President and Chief Operating Officer of Jacor
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

John W. Alexander            Managing partner of Meringoff Equities and Mallard
229 N. Church Street         Creek Capital Partners, real estate and investment
Suite 200                    partnerships.
Charlotte, NC 28202

Rod F. Dammeyer              Chief Executive Officer and President of Itel
Two North Riverside Plaza    Corporation, a distribution and financial services
19th Floor                   company
Chicago, IL 60606

F. Philip Handy              President of Winter Park Capital Company, an
200 E. New England Avenue    investment firm
P.O. Box 3090
Winter Park, FL 32790

Marc Lasry                   Executive Vice President of Amroc Investments,
335 Madison Avenue           Inc., an investment firm
26th Floor
New York, NY 10017

Sheli Z. Rosenberg           Chief Executive Officer and President of Equity
Two North Riverside Plaza    Group Investments, Inc., an investment and
6th Floor                    management company.
Chicago, IL 60606




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    The name, business address and principal occupation of each executive officer of Jacor are as follows:

NAME AND BUSINESS ADDRESS    PRINCIPAL OCCUPATION
-------------------------    --------------------

Sheli Z. Rosenberg           Chief Executive Officer and President of
Two North Riverside Plaza    Equity Group Investments, Inc. an investment
Chicago, IL 60606            and management Company; and Board Chair of
                             Jacor

Randy Michaels               Chief Executive Officer of Jacor
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Robert L. Lawrence           President and Chief Operating Officer of Jacor
1300 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

R. Christopher Weber         Senior Vice President, Chief Financial Officer and
1300 PNC Center              Secretary of Jacor
201 East Fifth Street
Cincinnati, OH 45202

Jon M. Berry                 Senior Vice President, Treasurer and Assistant
1300 PNC Center              Secretary of Jacor
201 East Fifth Street
Cincinnati, OH 45202

John T. Lynch                Vice Chairman of Jacor
4891 Pacific Highway
San Diego, California
92110-4082

David H. Crowl               President/Radio Division of Jacor
One East Fourth Street
Cincinnati, Ohio 45202

Frank A. DeFrancesco         Senior Vice President of Jacor
4891 Pacific Highway
San Diego, California
92110-4082


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Jerome L. Kersting           Senior Vice President of Jacor
One East Fourth Street
Cincinnati, Ohio 45202

Thomas P. Owens              Vice President, Programming of Jacor
1306 PNC Center
201 East Fifth Street
Cincinnati, Ohio 45202

Nicholas Jan Miller          Vice President, Marketing of Jacor
One East Fourth Street
Cincinnati, Ohio 45202

William P. Suffa             Vice President, Strategic Development of Jacor
One East Fourth Street
Cincinnati, Ohio 45202

John Hogan                   Vice President of Jacor
1300 PNC Center
201 East Fifth Street
Cincinnati, Ohio 45202

Alfred Kenyon                Vice President of Jacor
1300 PNC Center
201 East Fourth Street
Cincinnati, Ohio 45202


    The name, business address and principal occupation of each director and executive officer of ZCI are as follows:

NAME AND BUSINESS ADDRESS    PRINCIPAL OCCUPATION
-------------------------    --------------------

Samuel Zell                  Sole director and President of ZCI and Chairman
Two North Riverside Plaza    of the Board of Equity Group Investments, Inc., an
Chicago, IL 60606            investment and management company.

Donald W. Phillips           Vice President of ZCI and Executive Vice
Two North Riverside Plaza    President of Equity Financial and Management
Chicago, IL 60606            Company, an investment and management company.



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Sheli Z. Rosenberg           Vice President and Secretary of ZCI and Chief
Two North Riverside Plaza    Executive Officer and President of Equity Group
Chicago, IL 60606            Investments, Inc., an investment and management
                             company.

Arthur A. Greenberg          Vice President and Treasurer of ZCI and
Two North Riverside Plaza    President of the accounting firm of Greenberg and
Chicago, IL 60606            Pociask LTD.

Rod Dammeyer                 Vice President of ZCI and Chief Executive
Two North Riverside Plaza    Officer and President of Itel Corporation, a
Chicago, IL 60606            distribution and financial services company.

David J. Rosen               Vice President of ZCI
Two North Riverside Plaza
Chicago, IL 60606



    The name, business address and principal occupation of each director and executive officer of CZI are as follows:

NAME AND BUSINESS ADDRESS    PRINCIPAL OCCUPATION
-------------------------    --------------------

David M. Schulte             Sole director, President, Secretary and Treasurer
Two North Riverside Plaza    of CZI, and general partner of Zell/Chilmark.
Chicago, IL 60606

Joel S. Friedland            Vice President and Assistant Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606

Matthew R. Rosenberg         Vice President and Assistant Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606

Daniel Yih                   Vice President and Assistnt Secretary of CZI
Two North Riverside Plaza
Chicago, IL 60606


    (d) -(e) During the last five years, neither JCC, nor to the best of JCC's knowledge, Jacor, the Zell/Chilmark, ZC Limited, ZC, ZCI, CZI or any of the directors or executive officers of JCC, Jacor, the Zell/Chilmark, ZC Limited, ZC, ZCI or CZI, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All individuals described in this item 2 are United States citizens.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The cash used by JCC to acquire the 2,050,000 shares of the Company's Class A Common Stock were obtained from Jacor's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

    The acquisition of the Shares by JCC is solely for investment purposes. Further acquisitions, sales or short sales of securities of the issuer may be made for investment purposes, however, JCC has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) JCC has acquired beneficial ownership of 2,050,000 outstanding shares of the Company's Class A Common Stock representing 5.3% of such class of securities.

    (b) JCC has acquired beneficial ownership of 2,050,000 outstanding shares of the Company's Class A Common Stock such that JCC will have sole voting power and sole disposition power over 5.3% of the Company's Class A Common Stock.

    (c) JCC purchased 2,000,000 shares of the Company's Class A Common Stock on December 3, 1996 for $6.75 per share (excluding commissions) in the open market. JCC purchased 50,000 shares on December 10, 1996 for $6.9125 per share (excluding commissions) in the open market.

    (d) Jacor, as the sole shareholder of JCC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of the Company held by JCC.

    (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None



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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                        JACOR COMMUNICATIONS COMPANY


                        By: /s/ R. Christopher Weber
                            -------------------------------------------
                            R. Christopher Weber, Senior Vice President
                            and Chief Financial Officer

Date:  December 13, 1996



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